ALTAGAS REPORTS STRONG 2022 RESULTS

AltaGas Delivers Solid Fourth Quarter and Annual Results; Closes Alaskan Utilities Divestiture; Reaffirms 2023 Guidance; and Continues to Take Steps to Advance Long-term Strategic Plan

Calgary, Alberta (March 2, 2023)
AltaGas Ltd. ("AltaGas" or the "Company") (TSX: ALA) today reported fourth quarter and full year 2022 financial results, announced closing the divestiture of the Alaskan Utilities, reaffirmed 2023 financial guidance, announced recent contract awards, and provided an update on its operations.
HIGHLIGHTS
(all financial figures are unaudited and in Canadian dollars unless otherwise noted)
•Normalized EPS1 was $0.63 in the fourth quarter and $1.89 for the full year of 2022 while GAAP EPS2 was $0.19 in the fourth quarter and $1.42 for the full year of 2022. Full year normalized EPS increased approximately 10 percent year-over-year, which was above the upper-half of AltaGas' 2022 EPS guidance range of $1.80 - $1.95.
•Normalized EBITDA1 was $454 million in the fourth quarter and $1,537 million for the full year of 2022, while income before income taxes was $78 million in the fourth quarter and $716 million for the full year of 2022. Full year normalized EBITDA increased approximately 4.5 percent year-over-year, which was in the upper-half of the Company's 2022 guidance range of $1.50 billion - $1.55 billion.
•Normalized FFO per share1 was $1.32 in the fourth quarter and $4.28 for the full year of 2022 while Cash from Operations per share3 was $(1.02) in the fourth quarter and $1.92 for the full year of 2022.
•The Utilities segment reported normalized EBITDA1 of $294 million in the fourth quarter of 2022 compared to $238 million in the fourth quarter of 2021 while income before taxes was $80 million in the fourth quarter of 2022 compared to $64 million in the fourth quarter of 2021. The fourth quarter year-over-year increase in normalized EBITDA was driven by strong asset optimization activities, continued infrastructure investments on behalf of our customers, beneficial foreign exchange rates, the Virginia rate case interim rates and colder weather in Michigan and the District of Columbia (D.C.), partially offset by higher operating and administrative expenses.
•The Midstream segment reported normalized EBITDA1 of $163 million in the fourth quarter of 2022 compared to $95 million in the fourth quarter of 2021 while income before taxes in the segment was $113 million in the fourth quarter of 2022 compared to loss before taxes of $151 million in the fourth quarter of 2021. The fourth quarter year-over-year increase in normalized EBITDA was driven by strong volumes and propane margins within the export facilities, higher earnings at the extraction facilities, and lower operating costs at the processing facilities, which was partially offset by the lost contribution from the Aitken Creek gas processing facility.
•On March 1, 2023, AltaGas closed the divestiture of its Alaskan Utilities to TriSummit Utilities Inc. for US$800 million (approximately CAD$1.1 billion), prior to closing adjustments. Sale proceeds will initially be used to reduce debt while providing AltaGas with the financial flexibility to advance its strong growth opportunities across the Midstream and Utilities platforms over the coming years.
•On February 28, 2023, the Mountain Valley Pipeline received a favourable biological opinion from the U.S. Fish and Wildlife Service. The consortium expects to receive the incremental permits and approvals over the coming months and will be positioned to mobilize construction crews in the summer of 2023 and have the

(1) Non-GAAP measure; see discussion and reconciliation to US GAAP financial measures in the advisories of this news release or in AltaGas’ Management's Discussion and Analysis (MD&A) as at and for the period ended December 31, 2022, which is available on www.sedar.com. (2) GAAP EPS is equivalent to Net income applicable to common shares divided by shares outstanding. (3) Cash from Operations per share is equivalent to funds from operations divided by shares outstanding.

pipeline in-service by 2023 year-end. As previously disclosed, AltaGas views its investment in the pipeline as a potential divestiture candidate to reduce leverage and move toward the Company’s long-term leverage targets.
•In February 2023, AltaGas reached an agreement with Southern California Edison for the purchase of resource adequacy attributes from the Blythe facility from January 1, 2024, through December 31, 2027. AltaGas believes that the agreement reiterates the long-term demand for Blythe to provide stable and affordable power supply, and support California’s longer-term energy needs.
•In February 2023, AltaGas reached an agreement with an investment grade counterparty to extend the existing throughput and marketing agreement at the Ferndale liquefied petroleum gases (LPG) Export Terminal by five years through 2033. The extension is aligned with AltaGas’ long-term focus of de-risking the global exports business and operating in strong partnership with its customers to drive the best collective outcomes for all parties.
•On December 22, 2022, Washington Gas filed an application with the Public Service Commission of the District of Columbia (PSC of DC) for the third phase of PROJECTpipes (PROJECTpipes 3), seeking approval of approximately US$672 million for the five-year period from 2024 to 2028.
•AltaGas is reaffirming 2023 full year guidance ranges for normalized EBITDA1 of $1.5 billion to $1.6 billion, and normalized EPS1 guidance of $1.85 - $2.05, compared to actual normalized EPS1 of $1.89 and GAAP EPS2 of $1.42 in 2022.

CEO MESSAGE
“We delivered strong operational and financial results in 2022, delivering on our strategic priorities, and continuing to advance our diversified energy infrastructure model,” said Randy Crawford, President and Chief Executive Officer. “2022 Normalized EPS grew by approximately 10 percent and normalized EBITDA increased approximately 4.5 percent year-over-year. This growth is impressive considering the outsize contribution from AltaGas’ U.S. Transportation and Storage business in the first quarter of 2021, which was subsequently divested in the second quarter of 2021, and did not contribute to AltaGas’ financial results in 2022.

“Operationally, our businesses performed exceptionally well in 2022, despite some challenges and volatility in Asian-to-North American butane spreads and other factors during the second half of 2022. Full-year financial results landed in the upper-half our 2022 guidance ranges for both normalized EBITDA and normalized EPS.

“Through continued infrastructure investments on behalf of our customers within Utilities, we delivered an 18 percent year-over-year increase in normalized EBITDA in U.S. dollar terms. Asset optimization activities, which are designed to benefit both the Company and consumers, helped fuel this performance, as well as lower rates to customers. Over the past three years, by making critical investments across our network to provide improved safety and reliability, reduce operating costs, and improving the customer experience, the Utilities segment has delivered an 11 percent compounded annual growth rate (CAGR) in normalized EBITDA in U.S. Dollar terms, delivering an incredible performance from where we started, while driving better outcomes for all our stakeholders.

“Our Midstream business, despite experiencing some market and inflationary headwinds in the second and third quarters of 2022, finished the year strong delivering a 14 percent year-over-year increase in export volumes. The platform continues to position for significant future growth as the Asian economy continues to recover.

“As we look ahead to 2023, we welcome the return of strong demand fundamentals that are being seen in Asia as economies continue to reopen. We expect the return of strengthening Asian LPG pricing premiums that were realized in the fourth quarter to continue through 2023 and beyond. We also have a new tolling agreement from an investment grade counterparty in Asia at the Ridley Island Propane Export Terminal (RIPET) and extended a long-term tolling structure by five years until 2033 at Ferndale, underscoring the market value and credibility of AltaGas’ export platform and Canada’s reputation for reliable supply. We look forward to continuing to connect our Canadian and Asian customers through increased long-term tolling arrangements in the years ahead.

“Our financial performance is a testament to our diversified business model, which produces a lower-risk, high-growth platform that continues to demonstrate resiliency through market cycles and periods of volatility, while

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providing our shareholders with steady and growing earnings and cash flow. We continue to strengthen our balance sheet and financial flexibility with the closing of divestiture of the Alaskan Utilities and expect to approach our medium-term 5x net debt-to-Normalized EBITDA target.”

RESULTS BY SEGMENT

Normalized EBITDA(1)	Three Months Ended December 31		Year Ended December 31
($ millions)	2022	2021	2022	2021
Utilities	$294	$238	$933	$771
Midstream	163	95	607	717
Corporate/Other	(3)	1	(3)	(16)
Normalized EBITDA (1)	$454	$334	$1,537	$1,472

Income (Loss) Before Income Taxes	Three Months Ended December 31		Year Ended December 31
($ millions)	2022	2021	2022	2021
Utilities	$80	$64	$548	$538
Midstream	113	(151)	526	242
Corporate/Other	(115)	(75)	(358)	(334)
Income (Loss) Before Income Taxes	$78	$(162)	$716	$446
(1)Non-GAAP financial measure; see discussion in the Non-GAAP Financial Measures advisories of this news release.

BUSINESS PERFORMANCE

Utilities
The Utilities segment reported normalized EBITDA of $294 million in the fourth quarter of 2022 compared to $238 million in the fourth quarter of 2021 while income before income taxes was $80 million in the fourth quarter of 2022 compared to $64 million in the fourth quarter in 2021. Fourth quarter financial results were reflective of typical seasonality when natural gas demand rises in the autumn and winter heating seasons. Strong year-over-year growth in normalized EBITDA in the fourth quarter was driven by higher asset optimization activities at Washington Gas, the benefits of interim rates in the Virginia rate case that went into effect in December, higher revenue from ongoing investments into Accelerated Replacement Programs (ARPs), colder weather in Michigan and the D.C., favourable foreign exchange rates, and other factors, which were partially offset by higher operating and administrative expenses. Strong asset optimization activity at Washington Gas in the fourth quarter of 2022 continued to produce considerable positive impacts for the Company’s customers as approximately half of the benefit created through this activity is flowed back to customers in the form of rate relief. As such, the Company’s efforts related to this activity is providing strong financial benefits to AltaGas' customers and helping to reduce absolute utility bills during this most recent period of higher energy costs.
AltaGas continued to upgrade critical infrastructure executing on the Company’s various ARPs during the quarter with a sustained focus on replacing aging infrastructure to improve the safety and reliability of the system, while delivering long-term operating cost and environmental benefits. AltaGas deployed $272 million of invested capital during the fourth quarter of 2022 that was focused on driving better long-term outcomes for its customers, including $90 million deployed within the Company’s various ARPs. AltaGas executed on extensive planned network upgrades in 2022 with $824 million of invested capital for the full year of 2022, which collectively increased the Utilities rate base by approximately 12 percent year-over-year to approximately US$5.2 billion in 2022, compared to approximately US$4.7 billion at the end of 2021.
On December 22, 2022, Washington Gas filed an application with the PSC of DC for PROJECTpipes 3 seeking approval of approximately US$672 million for the five-year period from January 1, 2024, to December 31, 2028.

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Midstream
The Midstream segment reported normalized EBITDA of $163 million in the fourth quarter of 2022 compared to $95 million in the fourth quarter in 2021, while income before taxes was $113 million in the fourth quarter of 2022 compared to a loss of $151 million in the fourth quarter of 2021. Fourth quarter results were reflective of higher earnings at the global exports facilities due to strong volumes and propane margins, partially offset by lower butane margins and elevated rail and freight logistics costs (including fuel surcharges), higher earnings at the extraction facilities driven by higher frac spreads, and lower operating costs at the processing facilities, partially offset by the impact of the lost contribution from the Aitken Creek facility sale. Other factors impacting normalized EBITDA in the Midstream segment during the fourth quarter of 2022 relative to the fourth quarter of 2021 included the favourable resolution of certain commercial disputes and contingencies, and stronger contribution from a number of AltaGas’ ancillary businesses, partially offset by lower margins from the marketing business, and a write down of natural gas storage inventory to its net realizable value.

AltaGas exported a robust 97,152 Bbls/d of cleaner burning LPGs to Asia in the fourth quarter of 2022, including 16 fully loaded Very Large Gas Carriers. This included an average of 63,465 Bbls/d of propane exported at RIPET and an average of 33,687 Bbls/d of combined propane and butane exported at Ferndale. Global LPG export volumes for the full year of 2022 averaged 101,654 Bbls/d across 68 ships from RIPET and Ferndale, which was a 14% year-over-year increase over 2021 volumes. Stronger global exports contribution in the fourth quarter of 2022 relative to the same quarter of last year was driven by fewer rail outages that allowed higher export volumes, robust offtake demand within Asia, and growing LPG supply within Western Canada.

AltaGas remains focused on partnering with Western Canadian producers and aggregators to increase direct global market access through long-term tolling arrangements that can drive the best collective outcomes for all parties, while also having an active hedging program to proactively lock in structural margins and de-risk cashflows for merchant exports. The Company is targeting to increase hedges over the coming months and be highly hedged for the new natural gas liquids (NGL) contracting year starting on April 1. This hedging philosophy is also expected to be utilized in future years.

AltaGas is encouraged by the B.C. Government and Blueberry River First Nations reaching a historic agreement in January 2023 that will provide a pathway for a partnership approach on land, water, and resource stewardship with the Treaty 8 First Nations. The Montney is one of the most prolific resource plays in North America and has the potential to provide decades of steady lower-carbon natural gas and NGLs to support Canada’s domestic demand and play a larger role in meeting global energy needs. AltaGas looks forward to continuing to work with all stakeholders in Northeastern B.C. on sustainable resource development in partnership with local communities and delivering on the growing global demand for responsibly developed energy supplies.

AltaGas’ realized frac spread averaged $25.14/Bbl, after transportation costs, as most of AltaGas' frac exposed volumes were hedged at approximately $34.01/Bbl in the fourth quarter of 2022, prior to transportation costs. AltaGas is well hedged for 2023 with approximately 77 percent of its 2023 expected frac exposed volumes hedged at approximately US$27/Bbl, prior to transportation costs. In addition, approximately 62 percent of AltaGas' 2023 expected global export volumes are either tolled or financially hedged with an average Far East Index (FEI) to North American financial hedge price of approximately US$12/Bbl for non-tolled propane and butane volumes.

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2023 Midstream Hedge Program

	Q1 2023	Q2 2023	Q3 2023	Q4 2023	FY 2023
Global Exports volumes hedged (%) (1)	77	71	76	25	62
Average propane/butane FEI to North America average hedge (US$/Bbl) (2)	13.80	11.06	10.81	21.76	12.17
Fractionation volume hedged (%) (3)	59	82	96	72	77
Frac spread hedge rate (US$/Bbl) (3)	26.80	26.83	26.83	26.83	26.83
(1)Approximate expected volume hedged. Includes contracted tolling volumes and financial hedges. Based on AltaGas' internally assumed export volumes. AltaGas is hedged at a higher percentage for firmly committed volumes.
(2)Approximate average for the period. Does not include tolling volumes. Does not include physical differential to FSK for C3 volumes. Butane is hedged as a percentage of WTI.
(3)Approximate average for the period.

Corporate/Other
The Corporate/Other segment reported normalized EBITDA for the fourth quarter of 2022 was a loss of $3 million, compared to normalized EBITDA of $1 million in the same quarter in 2021. The decrease in normalized EBITDA was mainly due to higher operating and administrative expenses.

Loss before income taxes in the Corporate/Other segment was $115 million in the fourth quarter of 2022, compared to $75 million in the same quarter in 2021. In the fourth quarter of 2021, the Corporate/Other segment recognized a pre-tax provision on assets of $5 million relating to non-core projects no longer being developed at the Parks at Walter Reed thermal plant in Washington, D.C.

CONSOLIDATED FINANCIAL RESULTS

	Three Months Ended December 31		Year Ended December 31
($ millions)	2022	2021	2022	2021
Normalized EBITDA (1)	$454	$334	$1,537	$1,472
Add (deduct):
Depreciation and amortization	(112)	(105)	(439)	(422)
Interest expense	(99)	(67)	(330)	(275)
Normalized income tax expense (1)	(52)	(40)	(156)	(173)
Preferred share dividends	(7)	(13)	(40)	(53)
Other (2)	(6)	(10)	(42)	(68)
Normalized net income (1)	$178	$99	$530	$481

Net income (loss) applicable to common shares	$54	$(156)	$399	$230
Normalized funds from operations (1)	$371	$280	$1,204	$1,180

($ per share except shares outstanding)
Shares outstanding - basic (millions)
During the period (3)	282	280	281	280
End of period	282	280	282	280

Normalized net income - basic (1)	0.63	0.35	1.89	1.72
Normalized net income - diluted (1)	0.63	0.35	1.87	1.71

Net income (loss) per common share - basic	0.19	(0.56)	1.42	0.82
Net income (loss) per common share - diluted	0.19	(0.56)	1.41	0.82
1.Non-GAAP financial measure; see discussion in Non-GAAP Financial Measures section at the end of this news release.
2."Other" includes accretion expense, net income applicable to non-controlling interests, foreign exchange gains, and NCI portion of non-GAAP adjustments. The portion of non-GAAP adjustments applicable to non-controlling interests are excluded in the computation of normalized net income to ensure consistency of normalizations applied to controlling and non-controlling interests. These amounts are included in the “net income applicable to non-controlling interests” line item on the Consolidated Statements of Income.

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3.Weighted average.

Normalized EBITDA for the fourth quarter of 2022 was $454 million, compared to $334 million for the same quarter in 2021. The largest factors leading to the variance are described in the Business Performance sections above.

The average CAD/USD foreign exchange rate increased to 1.36 in the fourth quarter of 2022 from an average of 1.26 in the same quarter in 2021, resulting in an increase in normalized EBITDA of approximately $20 million on a consolidated basis.

Normalized net income was $178 million or $0.63 per share for the fourth quarter of 2022, compared to $99 million or $0.35 per share reported for the same quarter in 2021. The increase was mainly due to the same factors impacting normalized EBITDA, lower net income applicable to non-controlling interests and lower preferred share dividends, partially offset by higher interest expense, higher normalized income tax expense, and higher depreciation and amortization expense.

Income before income taxes was $78 million for the fourth quarter of 2022 compared to a loss of $162 million for the same quarter in 2021. Net income applicable to common shares was $54 million or $0.19 per share for the fourth quarter of 2022, compared to a loss of $156 million or $0.56 per share for the same quarter in 2021. Please refer to the Three Months Ended December 31, 2022, Section of the MD&A for further details on the variance in income before income taxes and net income.

Normalized FFO was $371 million or $1.32 per share for the fourth quarter of 2022, compared to $280 million or $1.00 per share for the same quarter in 2021. The increase was mainly due to the same previously referenced factors impacting normalized EBITDA, partially offset by higher interest expense and higher current tax expense.

Cash used by operations for the fourth quarter of 2022 was $289 million or $1.02 per share, compared to $157 million or $0.56 per share for the same quarter in 2021. Please refer to the Consolidated Financial Results Section of the MD&A for further details on the variance in cash used by operations.

Depreciation and amortization expense for the fourth quarter of 2022 was $112 million, compared to $105 million for the same quarter in 2021. The increase was due to the impact of new assets placed in-service, partially offset by the impact of the Alaska Utilities divestiture.

Interest expense for the fourth quarter of 2022 was $99 million, compared to $67 million for the same quarter in 2021. The increase was due to $8 million of interest related to the subordinated hybrid notes, higher average interest rates, higher average debt balances, and a higher average Canadian/U.S. dollar exchange rate.

Income tax expense for the fourth quarter of 2022 was $12 million, compared to income tax recovery of $28 million in the same quarter in 2021. The increase in income tax expense was mainly due to an increase in income before income taxes in the fourth quarter of 2022 compared to a loss before income taxes in the same quarter in 2021.

FORWARD FOCUS, GUIDANCE AND FUNDING
AltaGas continues to focus on executing on its long-term corporate strategy of building a diversified platform that operates long-life energy infrastructure assets that connect customers and markets and are positioned to provide resilient and durable value for the Company’s stakeholders.

AltaGas expects to achieve guidance ranges that were previously disclosed in December 2022, including:
•2023 Normalized EPS guidance of $1.85 - $2.05 per share, compared to actual normalized EPS of $1.89 and GAAP EPS of $1.42 in 2022; and

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•2023 Normalized EBITDA guidance of $1.5 billion - $1.6 billion, compared to actual normalized EBITDA of $1.54 billion and income before taxes of $716 million in 2022.
AltaGas continues to focus on delivering durable and growing EPS and FFO per share while targeting lowering leverage ratios. This strategy should support steady dividend growth and provide the opportunity for ongoing capital appreciation for its long-term shareholders. This includes AltaGas having announced plans to deliver regular, sustainable, and annual dividend increases that compound in the years ahead.
AltaGas is maintaining a disciplined, self-funded capital program of approximately $930 million in 2023, excluding asset retirement obligations. The Company also expects approximately $90 million of capital investments that were approved in 2022 to rollover and be deployed in early 2023. The 2023 capital program includes continued strong investments in the Utilities and Midstream businesses that are focused on ensuring long-term safety and reliability of the asset base and position AltaGas to meet its customers long-term needs and drive the best collective outcomes for all stakeholders.

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QUARTERLY COMMON SHARE DIVIDEND AND PREFERRED SHARE DIVIDENDS

The Board of Directors approved the following schedule of Dividends:

Type	Dividend (per share)	Period	Payment Date	Record
Common Shares[1]	$0.28	n.a.	31-Mar-23	16-Mar-23
Series A Preferred Shares	$0.19125	31-Dec-22 to 30-Mar-23	31-Mar-23	16-Mar-23
Series B Preferred Shares	$0.41875	31-Dec-22 to 30-Mar-23	31-Mar-23	16-Mar-23
Series E Preferred Shares	$0.337063	31-Dec-22 to 30-Mar-23	31-Mar-23	16-Mar-23
Series G Preferred Shares	$0.265125	31-Dec-22 to 30-Mar-23	31-Mar-23	16-Mar-23
Series H Preferred Shares	$0.443404	31-Dec-22 to 30-Mar-23	31-Mar-23	16-Mar-23
1.Dividends on common shares and preferred shares are eligible dividends for Canadian income tax purposes.

CONFERENCE CALL AND WEBCAST DETAILS
AltaGas will hold a conference call today, March 2, at 8:00 a.m. MT (10:00 a.m. ET and 14:00 BST) to discuss Fourth quarter and full year 2022 results and other corporate developments.
•Date/Time: March 2, 2023, 8:00 a.m. MT (10:00 a.m. ET; 15:00 GMT)
•Dial-in: 1-416-764-8659 or toll free at 1-888-664-6392 or Click to Join
•Webcast: https://www.altagas.ca/invest/events-and-presentations
Shortly after the conclusion of the call, a replay will be available commencing at 11:00 a.m. MT (1:00 p.m. ET) on March 2, 2023 by dialing 416-764-8677 or toll free 1-888-390-0541. The passcode is 346734#. The replay will expire at 9:59 p.m. MT (11:59 p.m. ET) on March 9, 2023.

AltaGas’ Consolidated Financial Statements and accompanying notes for the fourth quarter and full year ended December 31, 2022, as well as its related Management’s Discussion and Analysis, are now available online at www.altagas.ca. All documents will be filed with the Canadian securities regulatory authorities and will be posted under AltaGas’ SEDAR profile at www.sedar.com.

NON-GAAP MEASURES
This news release contains references to certain financial measures that do not have a standardized meaning prescribed by US GAAP and may not be comparable to similar measures presented by other entities. The non-GAAP measures and their reconciliation to US GAAP financial measures are shown below and within AltaGas’ Management's Discussion and Analysis (MD&A) as at and for the period ended December 31, 2022. These non-GAAP measures provide additional information that management believes is meaningful regarding AltaGas' operational performance, liquidity and capacity to fund dividends, capital expenditures, and other investing activities. Readers are cautioned that these non-GAAP measures should not be construed as alternatives to other measures of financial performance calculated in accordance with US GAAP.

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Normalized EBITDA

	Three Months Ended December 31		Year Ended December 31
($ millions)	2022	2021	2022	2021
Income (loss) before income taxes (GAAP financial measure)	$78	$(162)	$716	$446
Add:
Depreciation and amortization	112	105	439	422
Interest expense	99	67	330	275
EBITDA	$289	$10	$1,485	$1,143
Add (deduct):
Transaction costs related to acquisitions and dispositions (1)	2	9	6	15
Unrealized losses (gains) on risk management contracts (2)	156	33	49	(18)
Losses (gains) on sale of assets (3)	—	1	(3)	(6)
Restructuring costs (4)	—	—	—	1
Provisions on assets	6	6	6	64
Provisions (reversal of provisions) on investments accounted for by the equity method (5)	—	271	(3)	271
Accretion expenses	2	4	7	6
Foreign exchange gains	(1)	—	(10)	(4)
Normalized EBITDA	$454	$334	$1,537	$1,472
(1)Comprised of transaction costs related to acquisitions and dispositions of assets and/or equity investments in the period. These costs are included in the "cost of sales" and "operating and administrative" line items on the Consolidated Statements of Income. Transaction costs include expenses, such as legal fees, which are directly attributable to the acquisition or disposition. As noted on page 26 of the MD&A, in the third quarter of 2022 AltaGas changed its non-GAAP policy to remove the normalization of acquisition related contingencies. The amounts presented in this table reflect the restated figures to align with the revised policy. Please refer to Note 4 of the 2022 Annual Consolidated Financial Statements for further details regarding AltaGas' disposition of assets in the period.
(2)Included in the "revenue" and “cost of sales” line items on the Consolidated Statements of Income. Please refer to Note 24 of the 2022 Annual Consolidated Financial Statements for further details regarding AltaGas' risk management activities.
(3)Included in the "other income" line item on the Consolidated Statements of Income. Please refer to Note 4 of the 2022 Annual Consolidated Financial Statements for further details regarding AltaGas' disposition of assets in the period.
(4)Comprised of costs related to a workforce optimization program. These costs are included in the “operating and administrative” line item on the Consolidated Statements of Income.
(5)Relates to the return of certain costs associated with the Constitution pipeline project as a result of its cancellation in February 2020 and provisions recorded on AltaGas' investment in MVP in the fourth quarter of 2021. The provisions are included in the “income (loss) from equity investments” line item on the Consolidated Statements of Income.

EBITDA is a measure of AltaGas' operating profitability prior to how business activities are financed, assets are amortized, or earnings are taxed. EBITDA is calculated from the Consolidated Statements of Income using income before income taxes adjusted for pre‑tax depreciation and amortization and interest expense.

AltaGas presents normalized EBITDA as a supplemental measure. Normalized EBITDA is used by Management to enhance the understanding of AltaGas' earnings over periods, as well as for budgeting and compensation related purposes. The metric is frequently used by analysts and investors in the evaluation of entities within the industry as it excludes items that can vary substantially between entities depending on the accounting policies chosen, the book value of assets, and the capital structure.

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Normalized Net Income

	Three Months Ended December 31		Year Ended December 31
($ millions)	2022	2021	2022	2021
Net income (loss) applicable to common shares (GAAP financial measure)	$54	$(156)	$399	$230
Add (deduct) after-tax:
Transaction costs related to acquisitions and dispositions (1)	1	5	4	12
Unrealized losses (gains) on risk management contracts (2)	118	21	39	(10)
Losses (gains) on sale of assets (3)	—	15	(4)	—
Non-controlling interest portion of non-GAAP adjustments (4)	—	3	5	(9)
Restructuring costs (5)	—	—	—	1
Loss on redemption of preferred shares, including foreign exchange impact (6)	—	—	84	—
Provisions on assets	5	2	5	48
Provisions (reversal of provisions) on investments accounted for by the equity method (7)	—	209	(2)	209
Normalized net income	$178	$99	$530	$481
(1)Comprised of transaction costs related to acquisitions and dispositions of assets and/or equity investments in the period. The pre-tax costs are included in the "cost of sales" and "operating and administrative" line items on the Consolidated Statements of Income. Transaction costs include expenses, such as legal fees, which are directly attributable to the acquisition or disposition. As noted on page 26 of the MD&A, in the third quarter of 2022 AltaGas changed its non-GAAP policy to remove the normalization of acquisition related contingencies. The amounts presented in this table reflect the restated figures to align with the revised policy. Please refer to Note 4 of the 2022 Annual Consolidated Financial Statements for further details regarding AltaGas' disposition of assets in the period.
(2)The pre-tax amounts are included in the "revenue" and “cost of sales” line items on the Consolidated Statements of Income. Please refer to Note 24 of the 2022 Annual Consolidated Financial Statements for further details regarding AltaGas' risk management activities.
(3)The pre-tax amounts are included in the "other income" line item on the Consolidated Statements of Income. Please refer to Note 4 of the 2022 Annual Consolidated Financial Statements for further details regarding AltaGas' disposition of assets in the period. The after-tax amount in 2021 also includes the impact of the increase in accumulated state deferred income tax liabilities caused by the elimination of the WGL Midstream (now WGL Sustainable Energy LLC) business from AltaGas' consolidated U.S. tax group.
(4)The portion of non-GAAP adjustments applicable to non-controlling interests are excluded in the computation of normalized net income to ensure consistency of normalizations applied to controlling and non-controlling interests. These amounts are included in the “net income applicable to non-controlling interests" line item on the Consolidated Statements of Income. As noted on page 26 of the MD&A, in the third quarter of 2022 AltaGas changed its non-GAAP policy to remove the normalization of acquisition related contingencies. This includes the associated impact to the portion applicable to non-controlling interests. The amounts presented in this table reflect the restated figures to align with the revised policy.
(5)Comprised of costs related to a workforce optimization program. The pre-tax costs are included in the “operating and administrative” line item on the Consolidated Statements of Income.
(6)Comprised of losses on the redemption of Series K Preferred Shares on March 31, 2022 and the redemption of U.S. dollar denominated Series C Preferred Shares on September 30, 2022 including an associated foreign exchange loss of approximately $69 million. The loss on redemption of preferred shares is recorded on the "loss of redemption of preferred shares" line on the Consolidated Statements of Income.
(7)Relates to the return of certain costs associated with the Constitution pipeline project as a result of its cancellation in February 2020 and provisions recorded on AltaGas' investment in MVP in the fourth quarter of 2021. The pre-tax provisions are included in the “income (loss) from equity investments” line item on the Consolidated Statements of Income.

Normalized net income and normalized net income per share are used by Management to enhance the comparability of AltaGas’ earnings, as it reflects the underlying performance of AltaGas’ business activities. Normalized EPS is calculated as normalized net income divided by the average number of shares outstanding during the period.

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Normalized Funds From Operations

	Three Months Ended December 31		Year Ended December 31
($ millions)	2022	2021	2022	2021
Cash from (used by) operations (GAAP financial measure)	$(289)	$(157)	$539	$738
Add (deduct):
Net change in operating assets and liabilities	653	437	650	410
Asset retirement obligations settled	5	3	10	10
Funds from operations	$369	$283	$1,199	$1,158
Add (deduct):
Transaction costs related to acquisitions and dispositions (1)	2	9	6	15
Current tax expense (recovery) on asset sales (2)	—	(12)	(1)	6
Restructuring costs (3)	—	—	—	1
Normalized funds from operations	$371	$280	$1,204	$1,180
(1)Comprised of transaction costs related to acquisitions and dispositions of assets and/or equity investments in the period. These costs exclude non-cash amounts and are included in the "cost of sales" and "operating and administrative" line items on the Consolidated Statements of Income. Transaction costs include expenses, such as legal fees, which are directly attributable to the acquisition or disposition. As noted on page 26 of the MD&A, in the third quarter of 2022 AltaGas changed its non-GAAP policy to remove the normalization of acquisition related contingencies. The amounts presented in this table reflect the restated figures to align with the revised policy. Please refer to Note 4 of the 2022 Annual Consolidated Financial Statements for further details regarding AltaGas' disposition of assets in the period.
(2)Included in the "current income tax expense" line item on the Consolidated Statements of Income.
(3)Comprised of costs related to a workforce optimization program. These costs are included in the “operating and administrative” line item on the Consolidated Statements of Income.

Normalized funds from operations and funds from operations are used to assist Management and investors in analyzing the liquidity of the Corporation. Management uses these measures to understand the ability to generate funds for capital investments, debt repayment, dividend payments, and other investing activities.

Funds from operations and normalized funds from operations as presented should not be viewed as an alternative to cash from (used in) operations or other cash flow measures calculated in accordance with GAAP.

Invested Capital

	Three Months Ended December 31		Year Ended December 31
($ millions)	2022	2021	2022	2021
Cash used in investing activities (GAAP financial measure)	$336	$241	$997	$483
Add (deduct):
Net change in non-cash capital expenditures (1)	(7)	11	(6)	(33)
Allowance for Funds Used During Construction (AFUDC) (2)	(3)	—	(3)	—
Contributions from non-controlling interests (3)	—	—	—	(1)
Asset dispositions	—	1	245	346
Disposal of equity method investments	—	—	—	3
Invested capital (1)	$326	$253	$1,233	$798
(1)Comprised of non-cash capital expenditures included in the "accounts payable and accrued liabilities" line item on the Consolidated Balance Sheets. Please refer to Note 32 of the 2022 Annual Consolidated Financial Statements for further details.
(2)AFUDC is the amount that a rate-regulated enterprise is allowed to recover for its cost of financing assets under construction and is included in the "property, plant and equipment" line item on the Consolidated Balance Sheets.
(3)Comprised of partner recoveries for capital expenditures incurred for the Ridley Island Propane Export Terminal. These recoveries are included in "contributions from non-controlling interests" under financing activities in the Consolidated Statements of Cash Flows, however as Management views this as a part of AltaGas' invested capital, it has been included in the calculation of invested capital.

Invested capital is a measure of AltaGas' use of funds for capital expenditure activities. It includes expenditures relating to property, plant, and equipment and intangible assets, capital contributed to long term investments, and contributions from non-controlling interests. Invested capital is used by Management, investors, and analysts to

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enhance the understanding of AltaGas' capital expenditures from period to period and provide additional detail on the Company's use of capital.

CONSOLIDATED FINANCIAL REVIEW

	Three Months Ended December 31		Year Ended December 31
($ millions, except where noted)	2022	2021	2022	2021
Revenue	3,898	3,140	14,087	10,573
Normalized EBITDA (1) (2)	454	334	1,537	1,472
Income (loss) before income taxes	78	(162)	716	446
Net income (loss) applicable to common shares	54	(156)	399	230
Normalized net income (1) (2)	178	99	530	481
Total assets	23,965	21,593	23,965	21,593
Total long-term liabilities	12,940	11,335	12,940	11,335
Invested capital (1)	326	253	1,233	798
Cash flows used in investing activities	(336)	(241)	(997)	(483)
Dividends declared (3)	75	71	298	281
Cash from (used by) operations	(289)	(157)	539	738
Normalized funds from operations (1) (2)	371	280	1,204	1,180
Normalized effective income tax rate (%) (1) (2)	21.5	25.3	20.2	22.4
Effective income tax rate (%)	15.4	17.9	20.0	23.8

	Three Months Ended December 31		Year Ended December 31
($ per share, except shares outstanding)	2022	2021	2022	2021
Net income (loss) per common share - basic	0.19	(0.56)	1.42	0.82
Net income (loss) per common share - diluted	0.19	(0.56)	1.41	0.82
Normalized net income - basic (1) (2)	0.63	0.35	1.89	1.72
Normalized net income - diluted (1) (2)	0.63	0.35	1.87	1.71
Dividends declared (3)	0.27	0.25	1.06	1.00
Cash from (used by) operations	(1.02)	(0.56)	1.92	2.64
Normalized funds from operations (1) (2)	1.32	1.00	4.28	4.21
Shares outstanding - basic (millions)
During the period (4)	282	280	281	280
End of period	282	280	282	280
(1)Non‑GAAP financial measure; see discussion in the Non-GAAP Financial Measures section of the MD&A.
(2)In the third quarter of 2022, Management changed AltaGas' non-GAAP policy to remove normalization adjustments relating to acquired contingencies. Prior periods have been restated to reflect this change. Please refer to the Non-GAAP Financial Measures section of the MD&A for additional details.
(3)Effective March 31, 2022, common share dividends are declared and paid on a quarterly basis. The dividend declared each quarter is $0.265 per share beginning March 31, 2022, which represents a 6 percent increase on an annual basis from the previous monthly dividends declared of $0.0833 per share beginning December 2020. On December 5, 2022, AltaGas announced that its Board of Directors approved a 6 percent increase to its annual common share dividends for 2023, which equates to a quarterly dividend rate of $0.28 per common shares, effective March 31, 2023.
(4)Weighted average.

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ABOUT ALTAGAS
AltaGas is a leading North American infrastructure company that connects customers and markets to affordable and reliable sources of energy. The Company operates a diversified, lower-risk, high-growth Utilities and Midstream business that is focused on delivering resilient and durable value for its stakeholders.
For more information visit www.altagas.ca or reach out to one of the following:
Jon Morrison
Senior Vice President, Corporate Development and Investor Relations
Jon.Morrison@altagas.ca

Adam McKnight
Director, Investor Relations
Adam.McKnight@altagas.ca

Investor Inquiries
1-877-691-7199
investor.relations@altagas.ca

Media Inquiries
1-403-206-2841
media.relations@altagas.ca

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FORWARD-LOOKING INFORMATION

This news release contains forward-looking information (forward-looking statements). Words such as "may", "can", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "aim", "seek", "propose", "contemplate", "estimate", "focus", "strive", "forecast", "expect", "project", "target", "potential", "objective", "continue", "outlook", "vision", "opportunity" and similar expressions suggesting future events or future performance, as they relate to the Corporation or any affiliate of the Corporation, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Specifically, such forward-looking statements included in this document include, but are not limited to, statements with respect to the following: expected use of proceeds from the Alaska Utilities divestiture; expected timing of and ability to achieve the requisite permits, approvals, construction and in-service date for the Mountain Valley pipeline; AltaGas’ view of its investment in the Mountain Valley pipeline as a potential divestiture candidate; AltaGas' belief in the role and importance of the Blythe Energy Center in providing stable and affordable power supply to support California's long-term energy needs; AltaGas’ long-term Midstream strategy; expected 2023 guidance of normalized EBITDA of approximately $1.5 to $1.6 billion and normalized EPS of approximately $1.85 to $2.05; AltaGas’ belief in the recovery of the Asian economy, including the strengthening of LPG pricing premiums, and its role in AltaGas’ future growth opportunities; expectation to approach AltaGas’ medium-term 5x net debt-to-Normalized EBITDA target; AltaGas’ role in providing financial benefits to its customers and reducing overall utility bills; focus on maintaining long-term partnerships and an active 2023 hedging program into future years, and the anticipated outcomes therefrom; AltaGas’ outlook on the Blueberry River First Nations agreement with the B.C. government and AltaGas’ role and importance in future Montney resource development; the percentage of AltaGas' expected 2023 frac exposed volumes that are hedged; the percentage of AltaGas' expected 2023 global export volumes that are tolled or financially hedged; AltaGas' 2023 Midstream Hedge Program quarterly and full year estimates; focus on AltaGas’ long term strategy; expectation for ongoing dividend growth; expected invested capital expenditures of approximately $1.0 billion in 2023, including approximately $90 million of discretionary Midstream capital which was deferred from 2022 to 2023; anticipated segment allocation and focus of capital expenditures in 2023; and expected dividend payments and dates of payment in 2023.

These statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events and achievements to differ materially from those expressed or implied by such statements. Such statements reflect AltaGas’ current expectations, estimates, and projections based on certain material factors and assumptions at the time the statement was made. Material assumptions include: number of ships and export levels from the Ferndale and RIPET facilities, effective tax rates, the U.S./Canadian dollar exchange rate, inflation, propane price differentials, degree day variance from normal, pension discount rate, the performance of the businesses underlying each sector, impacts of the hedging program, commodity prices, weather, frac spread, access to capital, timing and receipt of regulatory approvals, planned and unplanned plant outages, timing of in-service dates of new projects and acquisition and divestiture activities, operational expenses, returns on investments, dividend levels, and transaction costs.

AltaGas’ forward-looking statements are subject to certain risks and uncertainties which could cause results or events to differ from current expectations, including, without limitation: risks related to conflict in Eastern Europe; health and safety risks; operating risks; infrastructure; natural gas supply risks; volume throughput; service interruptions; transportation of petroleum products; market risk; inflation; general economic conditions; cyber security, information, and control systems; climate-related risks; environmental regulation risks; regulatory risks; litigation; changes in law; Indigenous and treaty rights; dependence on certain partners; political uncertainty and civil unrest; decommissioning, abandonment and reclamation costs; reputation risk; weather data; capital market and liquidity risks; interest rates; internal credit risk; foreign exchange risk; debt financing, refinancing, and debt service risk; counterparty and supplier risk; technical systems and processes incidents; growth strategy risk; construction and development; underinsured and uninsured losses; impact of competition in AltaGas' businesses; counterparty credit risk; composition risk; collateral; rep agreements; market value of common shares and other securities; variability of dividends; potential sales of additional shares; labor relations; key personnel; risk management costs and limitations; commitments associated with regulatory approvals for the acquisition of WGL; cost of providing retirement plan benefits; failure of service providers; risks related to pandemics, epidemics or disease outbreaks, including COVID-19; and the other factors discussed under the heading "Risk Factors" in the Corporation’s Annual Information Form for the year ended December 31, 2022 and set out in AltaGas’ other continuous disclosure documents.

Many factors could cause AltaGas' or any particular business segment's actual results, performance or achievements to vary from those described in this press release, including, without limitation, those listed above and the assumptions upon which they are based proving incorrect. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated, forecasted, expected, projected or targeted and such forward-looking statements included in this news release, should not be unduly relied upon. The impact of any one assumption, risk, uncertainty, or other factor on a particular forward-looking statement cannot be determined with certainty because they are interdependent and AltaGas’ future decisions and actions will depend on management’s assessment of all information at the relevant time. Such statements speak only as of the

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date of this news release. AltaGas does not intend, and does not assume any obligation, to update these forward-looking statements except as required by law. The forward-looking statements contained in this news release are expressly qualified by these cautionary statements.

Financial outlook information contained in this news release about prospective financial performance, financial position, or cash flows is based on assumptions about future events, including economic conditions and proposed courses of action, based on AltaGas management's (Management) assessment of the relevant information currently available. Readers are cautioned that such financial outlook information contained in this news release should not be used for purposes other than for which it is disclosed herein.

Additional information relating to AltaGas, including its quarterly and annual MD&A and Consolidated Financial Statements, AIF, and press releases are available through AltaGas' website at www.altagas.ca or through SEDAR at www.sedar.com

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